Exhibit 99.2
IFRS-INR Press Release

Infosys Technologies Announces Results for the Quarter and Year Ended March 31, 2010

Fiscal 2011 revenues expected to grow by 9.0% to 11.0% in rupee terms; to grow by 16.0% to 18.0% in US dollar terms

Q4 revenues sequentially grew by 3.5%; fiscal 2010 revenues grew by 4.8%

Bangalore, India – April 13, 2010

Highlights

Consolidated results under IFRS for the quarter ended March 31, 2010
  Income was Rs. 5,944 crore for the quarter ended March 31, 2010; QoQ growth was 3.5%; YoY growth was 5.5%
  Net profit after tax* was Rs. 1,600 crore for the quarter ended March 31, 2010; QoQ growth was 2.6%; YoY decline was 0.9%
  Earnings per share* decreased to Rs. 28.02 from Rs. 28.33 in the corresponding quarter of the previous year; QoQ growth was 2.5%; YoY decline was 1.1%
Others
  47 clients were added during the quarter by Infosys and its subsidiaries
  Gross addition of 9,313 employees (net addition of 3,914) for the quarter by Infosys and its subsidiaries
  1,13,796 employees as on March 31, 2010 for Infosys and its subsidiaries
  The Board of Directors recommended a final dividend of Rs. 15 per share for fiscal 2010.
*Includes Rs.48 crore arising out of the sale of our investment in OnMobile Systems, Inc.

“We have been able to take advantage of the opportunities in the market and grow faster due to our investments in capacity and capability building even during the economic downturn,” said S. Gopalakrishnan, CEO and Managing Director. “Though the economic environment continues to be challenging, businesses are investing in growth for building a better future.”

Business outlook

The company’s outlook (consolidated) for the quarter ending June 30, 2010 and for the fiscal year ending March 31, 2011, under International Financial Reporting Standards (IFRS) is as follows:

Outlook under IFRS – consolidated*

Quarter ending June 30, 2010
  Income is expected to be in the range of Rs. 5,919 crore and Rs. 5,963 crore; YoY growth of 8.2% to 9.0%
  Earnings per share is expected to be in the range of Rs. 24.34 and Rs.24.79; YoY decline of 9.0% to 7.4%
Fiscal year ending March 31, 2011**
  Income is expected to be in the range of Rs. 24,796 crore and Rs. 25,239 crore; YoY growth of 9.0% to 11.0%
  Earnings per share is expected to be in the range of Rs. 106.82 and Rs. 111.28; YoY decline of 2.0% to a growth of 2.1%
*Conversion 1 US$ = Rs.44.50
**Excluding the income from sale of our investment in OnMobile Systems, Inc. of Rs. 48 crore in fiscal 2010, the EPS growth is expected to be in the range of a decline of 1.2% to a growth of 2.9%

Outlook under IFRS#

Quarter ending June 30, 2010
  Consolidated revenues are expected to be in the range of $ 1,330 million and $ 1,340 million; YoY growth of 18.5% to 19.4%
  Consolidated earnings per American Depositary Share is expected to be in the range of $ 0.55 and $ 0.56; YoY growth of 0% to 1.8%
Fiscal year ending March 31, 2011##
  Consolidated revenues are expected to be in the range of $ 5.57 billion and $ 5.67 billion; YoY growth of 16.0% to 18.0%
  Consolidated earnings per American Depositary Share is expected to be in the range of $ 2.40 and $ 2.50;YoY growth of 4.3% to 8.6%
# Exchange rates considered for major global currencies: AUD / USD – 0.92; GBP / USD – 1.51; Euro / USD – 1.35
## Excluding the income from sale of our investment in OnMobile Systems, Inc. of USD 11 mn in fiscal 2010, the EPS growth is expected to be in the range of 5.3% to a growth of 9.6%

Awards and recognition

Our value as a global IT partner has been recognized by industry-leading awards and accolades. This quarter, too, we were honored by clients, industry bodies and the media. We were named among the top 10 Outsourcing/IT Integration providers and a favorite for customer experience for the third time in the Annual Consumer Goods Technology Reader's Choice Survey. Honoring us for our customer-focused practices in managing large outsourcing projects, the Outsourcing Institute and Vantage Partners conferred on us ‘The Best in Show’ and the ‘Best Partnership’ awards. In addition, we developed and implemented an award-winning solution for Hannaford Brothers, a leading grocery retailer in the U.S.

We won the distinction of having the 'Best Investor Relations by an Asia Pacific Company in the US Market' at the IR Magazine US Awards 2010 in New York. In addition, we were honored for best practices in IR website communication, financial disclosure procedures and corporate governance at the IR Global Rankings 2010. We were also voted in The Asset Triple A Corporate Awards - Gold Award for Investor Relations in Technology in the U.S.

Expansion of services and significant projects

We have been working on building a better tomorrow for us and our stakeholders. New offerings, novel client engagement models, innovation, focus on Research & Development (R&D) and the new economies constitute the new order at Infosys.

Our Intellectual Property (IP)-based solutions continue to benefit clients. We are designing and implementing a research informatics system at a leading biotechnology company to accelerate discovery research. We are using our Scientific Innovation Solution for knowledge collaboration in this engagement. We partnered with a telecom major to launch a Mobile Application Store. Powered by Flypp™, our ‘Ready-to-Launch’ application platform, the store offers a bouquet of applications drawn from an Infosys-managed ecosystem of Independent Software Vendors (ISVs) and innovators in India and across the globe. A manufacturer is implementing the Infosys Supply Chain Visibility and Collaboration Suite as part of its enterprise-wide initiative on sourcing business intelligence and spends analysis.

Learning Services, our recent organizational learning offering, is fast gaining traction among our clients. A groceries and general merchandising company consulted us for training a core group of employees and disseminating the knowledge across business users. A consumer electronics major consulted us for a comprehensive learning management solution.

Industry leaders continue to turn to us for our Engineering Services, both in core areas such as R&D and Product Development as well as newer services such as Mobility. A global auto leader engaged us to formulate its Enterprise Mobility strategy to help optimize internal operations and present on-demand information to its customers. We are helping a leading cable operator launch next-generation home gateway devices for voice and data services. A leading defense electronics and systems company engaged us to develop a navigation workstation. A global aircraft manufacturer engaged us to provide engineering design services across multiple aircraft programs. We are building a Contact Center solution for a leading bank to enhance customer service agent experience and productivity. For an information management services leader, we are enabling sales expansion by carrying out accessibility compliance per US Federal and Computer Security standards for its software product.

In a major transformation project, we will manage internal IT services for a US-based ISV and help it implement ISO 20000 and IT Service Management (ITSM) processes. We will provide Infrastructure and Application Services, Service Desk, and Desk-Side Services in 450 locations across 104 countries. For another ISV, we are developing a cloud-based, closed and secure end-to-end system that consolidates and delivers transaction statements, promotions, catalogues, and other media digitally from businesses to households. A manufacturer engaged us to transform its turbine remanufacturing business. A manufacturer of environmental and industrial measurement instruments partnered with us to standardize its systems across the world and accelerate its Oracle E-Business Suite rollout using our proprietary tools and accelerators. An aero company consulted us to enhance its customer application portal. A leading retailer partnered with us to develop and implement a new multi-channel system for Order Management.

As the new economies transform into global economic hubs, we continue to focus on becoming a major player there and attract significant clients. A large bank consulted us to eliminate process redundancies, improve the quality of data reported, and reduce cycle time as well as processing cost. Another major bank partnered with us to design, build and support a portal framework for wealth management. A telecommunications and information services company engaged us to improve its customer self service capability and customer retention. We partnered with the same company to deliver an emergency alert system to ensure timely SMSes and voice warnings to community residents. This system, a life-saving service, won national recognition for the client.

“We continue to increase our relevance to our clients through thought leadership and investment in R&D, especially in areas such as digital consumers, building smarter organizations and sustainability,” said S.D. Shibulal, Chief Operating Officer.

FinacleTM

Finacle™, the universal banking solution from Infosys, added 10 deals this quarter, closing the year with 31 wins. Of these, five wins were from Asia Pacific (APAC) and five were from Europe, Middle East and Asia (EMEA). In addition, the first bank from South Africa joined the group of Finacle™ clients. During the quarter, three client projects went live: two from EMEA and one from APAC.

This quarter, we also launched Finacle™ Treasury-in-a-Box, a rapid implementation framework for an integrated front, middle and back office treasury system in banks. It allows banks to get started with minimum scoping effort and leverage an extensive menu of features, interfaces and functionalities. Finacle™ Treasury-in-a-Box supports a wide range of financial products and their derivatives in foreign exchange, money markets, fixed income and equities.

Infosys BPO

Infosys BPO continues to move up the value chain. It was positioned by Gartner, Inc. in the 'Leaders Quadrant' in the 2009 Magic Quadrant for Comprehensive Finance and Accounting (F&A) BPO report. According to the report, "Leaders are performing well today, both with a clear vision of market direction and by actively building competencies to sustain their leadership position in the market. They generally share superior market understanding, have a global client base, an extensive network of well-distributed and highly populated global delivery centers catering for multiple languages, a good balance of transactional and high-end F&A delivery and innovative sales offerings." In addition, Infosys BPO partnered with the Chartered Institute of Management Accountants (CIMA) to adopt and incorporate the institute’s qualification as part of Infosys BPO’s continuous learning and development program aimed at providing better BPO services in the F&A function. This quarter, an ISV engaged Infosys BPO to provide Procure-to-Pay services across the globe.

Process innovation

During the fourth quarter, Infosys applied for eight patent applications in India and the U.S. With this, Infosys has an aggregate of 224 patent applications (pending) in India and the U.S. and has been granted nine patents by the United States Patent and Trademark Office.

Liquidity and capital expenditure

As on March 31, 2010, cash and cash equivalents, including investments in available-for-sale financial assets and certificates of deposits was Rs. 15,857 crore (Rs. 10,993 crore as on March 31, 2009).

“We maintained our margins in one of the toughest years for the industry while our cash and cash equivalents reached $3.5 billion,” said V. Balakrishnan, Chief Financial Officer. “The currency volatility continues to be a concern for the industry. We, however, have an active hedging program to minimize its impact on our margins.”

Human resources

During the quarter, Infosys and its subsidiaries added 9,313 employees (gross). The net addition during the quarter was 3,914.

“This has been a seminal year for Infosys,” said T.V. Mohandas Pai, Member of the Board and Head – HRD and Education & Research. “We undertook possibly the world’s largest career architecture transformation for 1,14,000 employees, recruited 27,639 employees, enhanced training to over 2 million person-days − an increase of 106% – and expanded our Campus Connect and SPARK programs to touch over 97,000 students. We closed the year making 19,000 offers on campuses for Fiscal 2011.”

Change in Directors

Ms. Rama Bijapurkar resigned as the Independent Member of the Board with effect from April 13, 2010.  The Board accepted the resignation of Ms. Bijapurkar and placed on record its heartfelt appreciation for the services rendered by her during her tenure as a director.

Mr. N. R. Narayana Murthy said, “Rama has been a highly productive member of the Board and we will miss her.  We wish her all the best for the future.”

About Infosys Technologies Ltd.

Infosys (NASDAQ: INFY) defines, designs and delivers IT-enabled business solutions that help Global 2000 companies win in a Flat World. These solutions focus on providing strategic differentiation and operational superiority to clients. With Infosys, clients are assured of a transparent business partner, world-class processes, speed of execution and the power to stretch their IT budget by leveraging the Global Delivery Model that Infosys pioneered. Infosys has over 113,000 employees in over 50 offices worldwide. Infosys is part of the NASDAQ-100 Index and The Global Dow. For more information, visit www.infosys.com.

Safe Harbor

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2009 and on Form 6-K for the quarters ended June 30, 2009 , September 30, 2009 and December 31,2009. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.

Contact

Investor Relations	Shekar Narayanan, India +91 (80) 4116 7744 shekarn@infosys.com	Sandeep Mahindroo, USA +1 (646) 254 3133 sandeep_mahindroo@infosys.com

Media Relations	Sarah Vanita Gideon, India +91 (80) 4156 4998 Sarah_Gideon@infosys.com	Peter McLaughlin, USA +1 (213) 268 9363 Peter_McLaughlin@infosys.com

Unaudited Condensed Consolidated Interim Financial Statements prepared in compliance with IAS 34, Interim Financial Reporting

Infosys Technologies Limited and subsidiaries

Unaudited Condensed Consolidated Balance Sheets as of March 31,

(In Rs. crore except share data)
	2010	2009
ASSETS
Current assets
Cash and cash equivalents	12,111	10,993
Available-for-sale financial assets	2,556	–
Investment in certificates of deposit	1,190	–
Trade receivables	3,494	3,672
Unbilled revenue	841	750
Derivative financial instruments	95	–
Prepayments and other current assets	641	411
Total current assets	20,928	15,826
Non-current assets
Property, plant and equipment	4,439	4,665
Goodwill	829	692
Intangible assets	56	35
Deferred income tax assets	356	447
Income tax assets	667	274
Other non-current assets	347	262
Total non-current assets	6,694	6,375
Total assets	27,622	22,201
LIABILITIES AND EQUITY
Current liabilities
Trade payables	10	27
Derivative financial instruments	–	114
Current income tax liabilities	724	581
Client deposits	8	5
Unearned revenue	531	331
Employee benefit obligations	131	104
Provisions	82	92
Other liabilities	1,707	1,471
Total current liabilities	3,193	2,725
Non-current liabilities
Deferred income tax liabilities	124	39
Employee benefit obligations	171	187
Other liabilities	61	56
Total liabilities	3,549	3,007
Equity
Share capital-Rs. 5 par value 600,000,000 equity shares authorized, issued and outstanding 570,991,592 and 572,830,043 as of March 31, 2010 and 2009, respectively	286	286
Share premium	3,047	2,944
Retained earnings	20,668	15,972
Other components of equity	72	(8)
Total equity attributable to equity holders of the company	24,073	19,194
Total liabilities and equity	27,622	22,201

Infosys Technologies Limited and subsidiaries

Unaudited Condensed Consolidated Statements of Comprehensive Income

			(In Rs. crore except share data)
	Three months ended March 31,		Year ended March 31,
	2010	2009	2010	2009
Revenues	5,944	5,635	22,742	21,693
Cost of sales	3,415	3,269	13,020	12,535
Gross profit	2,529	2,366	9,722	9,158
Operating expenses:
Selling and marketing expenses	333	271	1,184	1,106
Administrative expenses	407	430	1,628	1,631
Total operating expenses	740	701	2,812	2,737
Operating profit	1,789	1,665	6,910	6,421
Other income	252	252	990	473
Profit before income taxes	2,041	1,917	7,900	6,894
Income tax expense	441	302	1,681	919
Net profit	1,600	1,615	6,219	5,975
Other comprehensive income
Reversal of impairment loss on available-for-sale financial asset	9	–	9	–
Gain transferred to net profit on sale of available-for-sale financial asset	(5)	–	(5)	–
Unrealized holding gains on available-for-sale financial asset, net of tax effect of Rs. 8 crore	26	–	26	–
Exchange differences on translating foreign operations	(16)	–	50	(32)
Total other comprehensive income	14	–	80	(32)
Total comprehensive income	1,614	1,615	6,299	5,943
Profit attributable to:
Owners of the company	1,600	1,615	6,219	5,975
Non-controlling interest	–	–	–	–
	1,600	1,615	6,219	5,975
Total comprehensive income attributable to:
Owners of the company	1,614	1,615	6,299	5,943
Non-controlling interest	–	–	–	–
	1,614	1,615	6,299	5,943
Earnings per equity share
Basic (Rs.)	28.02	28.33	109.02	104.89
Diluted (Rs.)	28.00	28.29	108.90	104.71
Weighted average equity shares used in computing earnings per equity share
Basic	570,842,313	569,912,641	570,475,923	569,656,611
Diluted	571,289,044	570,553,966	571,116,031	570,629,581